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                                                              Exhibit (a)(5)(H)

                              CAUSE NO. GN003237

JERRY KRIM                        S              IN THE DISTRICT COURT OF
                                  S
                Plaintiff         S
                                  S
vs.                               S
                                  S
PCORDER.COM, INC.; TRILOGY        S              TRAVIS COUNTY, TEXAS
SOFTWARE, INC.; ROSS A.           S
COOLEY; JOSEPH A. LIEMANDT;       S
ROBERT W. STEARNS; LINWOOD A.     S
LACY, JR. and                     S
PETER J. BARRIS.                  S
                                  S              201st JUDICIAL DISTRICT
                     Defendants

                     SHAREHOLDERS' CLASS ACTION COMPLAINT
                     ------------------------------------


TO THE HONORABLE JUDGE OF SAID COURT:

        COMES NOW JERRY KRIM, hereinafter referred to as "Plaintiff", and files this his Class Action Complaint complaining of PCORDER.COM INC., TRILOGY SOFTWARE, INC., ROSS A. COOLEY; JOSEPH A. LIEMANDT; ROBERT W. STEARNS; LINWOOD
A. LACY, JR. and PETER J. BARRIS, hereinafter referred to as "Defendants", and would show the Court the following:

                                      I.
                                    PARTIES
                                    -------

        Plaintiff resides at 4623 North Carlin Springs Rd., Arlington, Virginia 22203 and has been the owner of shares of the common stock of PCOrder.Com, Inc. ("PCO") or the ("Company") since prior to the wrongs herein complained of and continuously to date.

        PCO provides e-commerce solutions that enable the computer industry's suppliers, resellers and end-users to buy and sell computer products online. PCO is duly organized and

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existing under the laws of the State of Delaware and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Ross A. Cooley ("Cooley") is the Chairman of PCO's Board of Directors, as well as Chief Executive Officer of PCO and is a resident of Austin, Travis County, Texas and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Joseph A. Liemandt ("Liemandt") is a director of PCO. Liemandt is also the founder, Chairman, President, and Chief Executive Officer of Trilogy and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Robert W. Stearnes ("Stearns") is a director of PCO and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Linwood A. Lacy, Jr. ("Lacy") is a director of PCO and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Peter J. Barris ("Barris") is a director of PCO and may be served with process at 5001 Plaza on the Lake, Austin, Travis County, Texas 78746.

        Defendant Trilogy Software, Inc. ("Trilogy") owns or controls a majority of PCO's outstanding shares of common stock and may be served with process by serving CT Corporation, 350 N. St. Paul, Dallas, Dallas County, Texas 75201.

        The Individual Defendants and Trilogy, as controlling shareholder, stand in a fiduciary relationship with plaintiff and other public stockholders of PCO, and owe them the highest obligations of good faith and fair dealing.

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                                      II.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), and their successors-in-interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        This action is properly maintainable as a class action.

        The Class is so numerous that joinder of all members is impracticable. There are approximately 16.9 million shares of PCO common stock outstanding, of which approximately 5.4 million are owned by hundreds of persons not affiliated with PCO.

        There are questions of law and fact which are common to the Class including inter alia, the following:

        (a) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the Class;

        (b) whether the proposed transaction, hereinafter described, constitutes a breach of defendants' duty of fair dealing with respect to plaintiff and the other members of the Class; and

        (c) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

        Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as do the members of the Class. Plaintiff will fairly and adequately represent the Class.

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        The  prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants; or would create a risk of adjudications with respect of individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members, not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

                                III.
                        SUBSTANTIVE ALLEGATIONS
                        -----------------------

        On October 25, 2000 PCO issued a press release announcing that it had reached an agreement with Trilogy whereunder Trilogy would acquire all of PCO's outstanding shares of Class A Common Stock it does not own or control for a price of $6.375 per share.

        There are approximately 6.57 million shares of PCO Class A common stock outstanding and approximately 10.31 million shares of PCO Class B common stock outstanding. All of PCO's Class B common stock is owned by Trilogy and defendant, Liemandt, giving them an equity stake of 61.52% in PCO and voting control over PCO.

        Trilogy and Leimandt (collectively "Trilogy") have orchestrated the proposed transaction to freeze out PCO's public shareholders and enable Trilogy to capture PCO's future potential without paying an adequate or fair price to the Company's public shareholders a fair price for their stock.

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        Trilogy timed the announcement of the proposed buyout to place an artificial limit on the market price of PCO stock so that the market would not reflect PCO's improving potential, thereby purporting to justify an unreasonably low price.

        Trilogy has access to internal financial information about PCO, its true value, expected increase in true value and the benefits of 100% ownership of PCO to which plaintiff and the Class members are not privy. Trilogy is using such inside information to benefit itself in the proposed transaction, to the detriment of PCO's public stockholders.

        Trilogy has voting control of the Company and controls its proxy machinery. Trilogy has selected and elected all of PCO's directors who are beholden to Trilogy for their offices and the valuable perquisites which they enjoy therefrom and, therefore, are incapable of protecting the interests of the public shareholders in dealing with Trilogy.

        The freeze-out will be effected through a coercive two-step structure, a tender offer, not conditioned on the tender of a minimum number of shares, followed by a merger for untendered shares. Thus, PCO's minority shareholders will be forced to surrender their investment either in the first step or the later second step of the transaction.

        Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class to the irreparable harm of the members of the Class.

        Plaintiff and the Class have no adequate remedy at law.

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        WHEREFORE PREMISES CONSIDERED, plaintiff prays for judgement and relief as follows:

        (a) Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

        (b)     Ordering expedited discovery;

        (c) Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

        (d) In the event the proposed buyout is consummated, rescinding it and setting it aside;

        (e) Directing defendants to account to Class members for their ill gotten gains received as a result of the wrongs complained of herein;

        (f) Awarding plaintiff the costs of this action, including reasonable allowances for plaintiff's attorneys' and experts' fee;

        (g) For such other and further relief as plaintiff and the Class may show themselves entitled to receive.

                                        Respectfully submitted,

                                        ORGAIN, BELL & TUCKER, L.L.P.
                                        470 Orleans
                                        Beaumont, TX  77701
                                        Telephone: (409) 838-6412
                                        Fax: (409) 838-6959


                                        /s/ J. Hoke Peaock
                                        -------------------------------
                                        J. Hoke Peacock II
                                        State Bar No. 15678000

                                        ATTORNEYS FOR PLAINTIFF

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OF COUNSEL:

Harvey Greenfield
LAW FIRM OF HARVEY GREENFIELD
60 E. 42nd Street
New York, New York 10165
Telephone: (212) 949-5500
Fax: (212) 949-0049

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